

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2017

Via E-mail
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

> **Re:** **The Toro Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2016**
> **Filed December 22, 2016**
> **File No. 001-08649**

Dear Ms. Peterson:

We have reviewed your March 1, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2017 letter.

1. We note your responses to comments 3 and 4. With respect to the Commercial, Irrigation, and Micro-Irrigation operating segments, please explain to us why you believe that each of these operating segments has economic characteristics similar to the other operating segments in the Professional reportable segment, and why they meet the requirements to be aggregated in accordance with ASC 280-10-50-11.

You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery